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        UGI Reports Conversion of Subordinated Units of AmeriGas Partners

VALLEY FORGE, Pa., December 16, 2002 - UGI Corporation (NYSE:UGI) reported that, pursuant to the Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L. P. (NYSE:APU), the remaining 9.9 million Subordinated Units of AmeriGas Partners, all of which were held by an affiliate of UGI Corporation, converted to Common Units effective November 18, 2002. The conversion of the units followed the determination by AmeriGas Propane, Inc., the general partner of AmeriGas Partners, that the Partnership had satisfied the cash-based performance and distribution requirements necessary to convert the Subordinated Units. The conversion does not increase the total number of limited partner units outstanding.

As previously reported, as a result of the conversion, UGI will record an increase in common stockholders' equity and a decrease in minority interest in AmeriGas Partners of approximately $160 million. These changes will have no effect on UGI's net income or cash flow. UGI's ownership position in the Partnership of approximately 51% remains unchanged by the conversion.

UGI is a holding company with propane marketing, utility and energy marketing subsidiaries, including AmeriGas Partners, L. P.